

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2021

Charles Gillespie
Chief Executive Officer
Gambling.com Group Ltd
22 Grenville Street
St. Helier, Channel Islands of Jersey JE4 8PX

  Re: Gambling.com Group Ltd
    Amendment No. 1 to Draft Registration Statement on Form F-1
    Submitted May 25, 2021
    CIK No. 0001839799

Dear Mr. Gillespie:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

High-Quality Customer Base..., page 4

1. We note your response to our prior comment four. Please further explain why you believe that online gambling traffic would transfer automatically to your other customers if you were to lose one of your significant online gambling operators. Please also tell us whether your financial condition could be materially impacted if you lost a significant customer given the particular terms of your agreement with that customer or the revenue model used for payment under that agreement.

<u>Compeition, page 74</u>

2.   We note your response to our prior comment 9, however it is unclear why you believe that the online gaming operators you list here are your competitors. We note that these online gaming operators generate revenue by providing gambling services to online gamblers, while you generate revenue through referral payments by directing customers to such online gaming operators. We further note that many of these online gaming operators are your customers. Please advise and revise accordingly.

    You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any other questions.

    Sincerely,

    Division of Corporation Finance
    Office of Trade & Services